Morgan Stanley & Co. International plc

25 Cabot Square

Canary Wharf, London E14 4QA

United Kingdom

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

U.S.A.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, NY 10036

As representatives of the prospective underwriters

VIA EDGAR

May 18, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom, Assistant Director
Mr. Dietrich King, Legal Branch Chief
Ms. Jennifer López, Staff Attorney

Re:	Baozun Inc. (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-203477)
Registration Statement on Form 8-A (Registration No. 001-37385)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:30 p.m., New York time on May 20, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between May 8, 2015 and the date hereof, 4,249 copies of the preliminary prospectus of the Company dated May 8, 2015 were distributed to underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Alain Lam
Name:	Alain Lam
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Anthony Kontoleon
Name:	Anthony Kontoleon
Title:	Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory

[Underwriters Acceleration Request]